

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05047582

March 14, 2005

Richard V. Smith
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/14/2005

Re: The Gap, Inc.
Incoming letter dated March 2, 2005

Dear Mr. Smith:

This is in response to your letter dated March 2, 2005 concerning the shareholder proposal submitted to The Gap by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314


PROCESSED
MAR 17 2005
THOMSON
FINANCIAL



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CA 94105-2669
tel 415-773-5700
fax 415-773-5759
WWW.ORRICK.COM


RECD S.E.C.
MAR 2 - 2005
1086

March 2, 2005

Richard V. Smith
(415) 773-5830
rvsmithp51d@orrick.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to The Gap, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, The Gap, Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a stockholder proposal submitted by Matthew Hernandez, the Corporate Governance Advisor of the Sheet Metal Workers' National Pension Fund (the "Proposal") from the proxy statement, form of proxy and other proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). A copy of the Proposal is attached hereto as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2005 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Mr. Hernandez.

Expedited Treatment/Relief From 80-Day Requirement Requested

The Company expects to file its 2005 Proxy Materials with the Commission on or about March 29, 2005 and thus recognizes that it has not complied with the requirement in Rule 14a-8(j) that no-action letters be filed no later than 80 calendar days before a company expects to file its proxy statement. However, Rule 14a-8(j), permits the Staff to allow companies to submit no-action letters under Rule 14a-8 later than 80 calendar days before the filing of the company's definitive proxy statement if "the company demonstrates good cause for missing the deadline."

Accordingly, the Company respectfully requests that the Staff exercise the discretion authorized by Rule 14a-8(j) and waive the 80-day requirement in connection with this request. The Company recently learned that the Staff permitted, by letter dated on February 14, 2005, another company, Intel Corporation ("Intel"), to exclude a virtually identical proposal from



ORRICK

Intel's proxy statement for its 2005 annual meeting of stockholders.[1] (A copy of the no-action letter granted to Intel, which includes the text of the proposal, is attached as Exhibit B.) The Staff permitted Intel to exclude the proposal on the grounds that Intel substantially implemented the proposal, based on the recent adoption by the Financial Accounting Standards Board (FASB) of FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)") which, among other things, requires public companies to expense stock options in their financial statements, based on fair value as of the date of grant.

In our view, in light of the no-action letter granted to Intel, no basis exists for distinguishing the Proposal from that submitted to Intel. In addition, as discussed more fully below, the Company believes, and we concur, that the Proposal may properly be -- and should be -- excluded from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Therefore, under these circumstances -- and given that the Intel no-action letter did not become publicly available until recently and well after the 80-day deadline applicable to the Company with respect to its 2005 Proxy Materials -- we believe that it is appropriate for the Staff to exercise its discretion pursuant to Rule 14a-8(j) to consider and act upon this no-action request even though it has been submitted less than 80 days before the anticipated filing date for the Company's 2005 Proxy Materials.

We further respectfully request that the Staff respond to this no-action request before March 21, 2005, so that the Company may print its 2005 Proxy Materials on or about March 25, 2005.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal has been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has already substantially implemented the proposal. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2005 Proxy Materials.

Since 1973, the FASB has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards comprise "generally accepted accounting principles" (GAAP), govern the preparation of financial reports and are officially recognized as authoritative by the Commission. The Commission's rules require that public companies file audited financial statements prepared in conformity with

[1] The proposal submitted to Intel contains minor wording differences in the last paragraph of the supporting statement. However, the actual proposals are identical and the Company does not believe that these differences are material.



ORRICK

GAAP. See, e.g., *Commission Statement of Policy Reaffirming the Status of the FASB as a Designated Private-Sector Standard Setter*, Exchange Act Release No. 34-47743 (April 25, 2003).

On December 16, 2004, FASB published FASB Statement 123(R). FASB Statement 123(R) is a final rule that, among other things, requires public companies to expense in their financial statements share-based payments, including stock options, based on fair value as of the date of grant. FASB Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. FASB Statement 123(R) requires the Company to apply FASB Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005.

As a result of FASB Statement 123(R), the Company acknowledges that it must implement FASB Statement 123(R) beginning on July 31, 2005, the first day of the Company's third fiscal quarter (the Company's fiscal year ends on the last Saturday of January). In accordance with FASB Statement 123(R),[2] and as requested by the Proposal, the Company must recognize an expense for stock options issued by the Company in the Company's annual income statement for its current fiscal year. Moreover, the Proposal requests that the Company expense only "future stock options issued by the Company." However, under FASB Statement 123(R), the Company will recognize an expense not only for options granted in the future, but also for outstanding options that vest on or after July 31, 2005. Thus, as requested by the Proposal, the Company's "annual income statement" for its current fiscal year will reflect an expense for all future stock options.[3] Accordingly, we believe that, as a result of FASB's adoption of FASB Statement 123(R), the Company has fully implemented the Proposal.

---

[2] Under the "modified version of prospective application" of FASB Statement 123R, "compensation cost is recognized on or after the required effective date [quarters beginning after June 15, 2005] for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123." See FASB, Summary of FASB Statement 123R, appearing at http://www.fasb.org/st/summary/stsum123r.shtml.

[3] Even if it is theoretically possible that a small number of "future" stock option grants will not result in an option expense to the extent that they vest prior to July 31, 2005 as a result of a participant's death, disability or retirement, that slight possibility does not prevent the Company from having "substantially implemented" the Proposal. The Staff stated in 1983 amendments to the proxy rules that "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose."



ORRICK

The Company's implementation of the Proposal through FASB's adoption of FASB Statement 123(R) is similar to other instances where the Staff has concurred that a proposal is moot due to the actions of third parties. The situation is similar to one addressed in *The Coca-Cola Company* (Feb. 24, 1988). There, the Staff concurred that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was substantially implemented, when the company cited as support for its implementation of that part of the proposal the fact that a federal statute had been enacted that prohibited new investment in South Africa. See also *Eastman Kodak Co.* (Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information).

In addition, the Proposal is distinguishable from other Staff responses concerning expensing of stock options prior to FASB's adoption of FASB Statement 123(R). See, e.g., *Cintas Corp.* (Aug. 13, 2004) (Staff did not concur that a similar proposal was implemented as a result of FASB's issuance of an Exposure Draft), because there is not a delay in implementation. More specifically, the Company expects to hold its 2005 Annual Meeting of Stockholders on May 10, 2005. If the Proposal is included in the 2005 Proxy Materials and both voted on and approved at the 2005 meeting, the earliest that the Company could implement it would be for the quarterly period beginning July 31, 2005. In sum, the Company has and will continue to follow GAAP and, as such, must adhere to FASB Statement 123(R), which requires the Company to expense stock options as described above. For these reasons, we believe that the Proposal may be omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(10).

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and

---

Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 20091, at §II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. See *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not implemented exactly as proposed. As noted above, in other respects the Company's implementation of FASB Statement 123(R) will go beyond what is requested in the Proposal, because the Company will record an expense in its 2005 income statement for options that are already outstanding but that vest after July 1, 2005. Thus, we believe that the Company's method of recognizing an expense for stock options in its 2005 income statement substantially implements the Proposal.


ORRICK

answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (415) 773-5830. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 773-5759 when it is available. Thank you for your consideration of this matter.

Very truly yours,

Richard V. Smith (ang)

Richard V. Smith

Enclosures

cc: Matthew Hernandez, The Sheet Metal Workers' National Pension Fund
Craig Rosenberg, ProxyVote Plus
Tracy Shiflet, Esq.

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via facsimile to (415) 427-6982 and via UPS]

December 1, 2004

Lauri M. Shananhan,
Corporate Secretary
Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

Re: Stock Option Expensing Shareholder Proposal

Dear Lauri M. Shananhan:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Gap, Inc.("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to expensing the costs of future stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 27,900 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,



Matthew Hernandez
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Stock Option Expensing Proposal

Resolved: That the stockholders of Gap, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value *method*.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this important reform.

EXHIBIT B

PR



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

February 14, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2005

Re: Intel Corporation
Incoming letter dated January 7, 2005

Dear Mr. Mueller:

This is in response to your letters dated January 7, 2005 and February 14, 2005 concerning the shareholder proposal submitted to Intel by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 7, 2005

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 7, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of United Brotherhood of Carpenters Pension Fund*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Intel Corporation (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal asks that the Company's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proposal and related correspondence are attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials on the basis set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has already substantially implemented the proposal. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2005 Proxy Materials.

Since 1973, the Financial Accounting Standards Board (FASB) has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards comprise "generally accepted accounting principles" (GAAP), govern the preparation of financial reports and are officially recognized as authoritative by the Commission. The Commission's rules require that public companies file audited financial statements prepared in conformity with GAAP. *See, e.g., Commission Statement of Policy Reaffirming the Status of the FASB as a Designated Private-Sector Standard Setter*, Exchange Act Release No. 34-47743 (April 25, 2003).

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"). FASB Statement 123(R) is a final rule that, among other things, requires public companies to expense in their financial statements share-based payments, including stock options, based on fair value as of the date of grant. FASB Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. FASB Statement 123(R) requires the Company to apply FASB Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005.

As a result of FASB Statement 123(R), the Company acknowledges that it must implement FASB Statement 123(R) beginning on July 1, 2005, the first day of the Company's third fiscal quarter. (The Company's fiscal year ends on the last Saturday of December). In accordance with FASB Statement 123(R),[1] and as requested by the Proposal, the Company must

---

[1] Under the "modified prospective" effectiveness provisions, "compensation cost is recognized on or after the required effective date [quarters beginning after June 15, 2004] for the portion

[Footnote continued on next page]

recognize an expense for stock options issued by the Company in the Company's annual income statement for its current fiscal year. Moreover, the Proposal requests that the Company expense only "future stock options issued by the Company." However, under FASB Statement 123(R), the Company will recognize an expense not only for options granted in the future, but also for outstanding options that vest on or after July 1, 2005.[2] Thus, as requested by the Proposal, the Company's "annual income statement" for its current fiscal year will reflect an expense for all future stock options.[3] Accordingly, we believe that, as a result of FASB's adoption of FASB Statement 123(R), the Company has fully implemented the Proposal.

[Footnote continued from previous page]

of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123." *See* Financial Accounting Standards Board, *Summary of Statement No. 123 (revised 2004)*, appearing at http://www.fasb.org/st/summary/stsum123r.shtml.

[2] Significantly, the Intel Corporation 2004 Equity Incentive Plan, which was approved by the Company's stockholders at its 2004 annual meeting of stockholders and is the Company's sole plan for providing stock-based incentive compensation to eligible employees and non-employee directors, provides that stock options shall not first vest become exercisable in less than one year (other than upon the optionee's death, disability of retirement).

[3] Even if it is theoretically possible that a small number of "future" stock option grants will not result in an option expense to the extent that they vest prior to July 1, 2005 as a result of a participant's death, disability or retirement, that slight possibility does not prevent the Company from having "substantially implemented" the Proposal. The Staff stated in 1983 amendments to the proxy rules that "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not implemented exactly as proposed. As noted above, in other respects the

[Footnote continued on next page]

The Company's implementation of the Proposal through FASB's adoption of FASB Statement 123(R) is similar to other instances where the Staff has concurred that a proposal is moot due to the actions of third parties. The situation is similar to one addressed in *The Coca-Cola Company* (avail. Feb. 24, 1988). There, the Staff concurred that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was substantially implemented, when the company cited as support for its implementation of that part of the proposal that fact that a federal statute had been enacted that prohibited new investment in South Africa. *See also Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information). The Proposal is distinguishable from other Staff responses concerning expensing of stock options prior to FASB's adoption of FASB Statement 123(R). *See, e.g., Cintas Corp.* (avail. Aug. 13, 2004) (Staff did not concur that a similar proposal was implemented as a result of FASB's issuance of an Exposure Draft), because there is not a delay in implementation. More specifically, the Company expects to hold its 2005 Annual Meeting of Stockholders on May 18, 2005. If the Proposal is included in the 2005 Proxy Materials and both voted on and approved at the 2005 meeting, the earliest that the Company could implement it would be for the quarterly period beginning July 1, 2005. In sum, the Company has and will continue to follow GAAP and, as such, must adhere to FASB Statement 123(R), which requires the Company to expense stock options as described above. For these reasons, we believe that the Proposal may be omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(10).

* * *

[Footnote continued from previous page]
Company's implementation of FASB Statement 123(R) will go beyond what is requested in the Proposal, because the Company will record an expense in its 2005 income statement for options that are already outstanding but that vest after July 1, 2005. Thus, we believe that the Company's method of recognizing an expense for stock options in its 2005 income statement substantially implements the Proposal.

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,



Ronald O. Mueller

ROM/eai
Enclosure

cc: Rachel Kosmal, Intel Corporation
Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America

70304928_2.DOC

EXHIBIT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

October 26, 2004

Cary I. Klafter
Corporate Secretary
Intel Corporation
2200 Mission College Blvd. RN6-27
Santa Clara, CA 95052-8119

Dear Mr. Klafter:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Intel Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 105,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



Stock Option Expensing Proposal

Resolved: That the stockholders of Intel Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or will do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, 2/12/04).

This proposal received a majority of the vote cast last year at Intel. Despite this positive vote, the Company continues to expend corporate resources to fight option expensing by taking an active and public role in lobbying Congress to defeat efforts to require all companies to expense options. We believe these actions are inappropriate given the significant shareholder support for option expensing. We urge your continued support for this important reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gap, Inc.
Incoming letter dated March 2, 2005

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that The Gap may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if The Gap omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that The Gap did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Rebekah J. Toton
Attorney-Advisor